AVINO SILVER &	T 604.682.3701 Suite 400, 455 Granville Street info@avino.com
GOLD MINES LTD.	F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
July 24, 2008	Berlin & FSE: GV6

NEW APPOINTMENT TO THE BOARD OF DIRECTORS

Avino Silver & Gold Mines Ltd. (“Avino” or the “Company”) is pleased to announce that C. Victor Chevillon M.Sc., C.P.G has joined the Board of Directors of the Company.

Mr. Chevillon is a consulting exploration geologist with 36 years of exploration experience working with major mining companies within the U.S. including Noranda, Homestake, Placer Dome and Barrick Gold. He held key exploration roles in Placer Dome’s (Barrick) Gold Mines, Nevada, conducted a geologic assessment that lead to the Getchell Gold Mine acquisition and an exploration assessment of Bald Mountain Gold Mine, now being realized by Barrick Gold. Mr. Chevillon lead the Noranda acquisition, discovery and early expansion at the New World gold deposit, Montana and developed an exploration model at the Blackbird, Idaho deposit that lead to its expansion.

Founded in 1968, Avino has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.